H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 3630 1511
Fax +45 3630 4429
E-mail anki@lundbeck.com
www.lundbeck.com

[redacted]

03032004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

SEC MAIL RECEIVED PROCESSING
SEP 12 2003
WASH, D.C. 187 SECTION

Date 2 september 2003

Our ref ANKI

Your ref

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose the Interim report for the first half of 2003 and Press Releases as from May 2003 to August 2003 as required under *Filing Requirements Under Rule 12g3-2(b.*

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Yours sincerely

Hans Henrik Munch-Jensen
Executive Vice President/CFO

9/15

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 100

6 May 2003

Interim report for the three months ended 31 March 2003

Today the Supervisory Board of H. Lundbeck A/S approved the company's interim report for the first quarter of 2003, in which the financial expectations for 2003 are maintained.

The successful introduction of Cipralex® continued throughout the period on those of Lundbeck's markets where approval, price and reimbursement have been obtained. Lundbeck has introduced Cipralex® on approximately one third of the markets where Cipralex® is expected to be launched within 2003. Sales of Cipralex® in the first quarter of 2003 amounted to DKK 78 million, which is on level with the total sales of Cipralex® in the full year of 2002.

Also the introduction of Ebixa® is proceeding very satisfactorily on the markets where Lundbeck has obtained approval, price and reimbursement. Sales of Ebixa® in the first quarter of 2003 amounted to DKK 29 million, which is on level with the total sales of Ebixa® in the full year of 2002.

During the period further scientific studies and articles have been published substantiating the benefits of Cipralex® and Ebixa® when treating depression and anxiety disorders and Alzheimer's disease respectively.

The level of expenses in the period reflects the continued focus on the ongoing launch of the company's two new drugs: Cipralex® and Ebixa®, and the increased effort within research.

Other main items in the interim report are:

- At DKK 2,395 million, revenue was in line with the same period of 2002.
- At DKK 569 million, profit from operations was 27% lower than in the year-earlier period due to the build-up of the sales force and increased research and development costs.
- Due to an unrealised capital loss on other investments, primarily on the company's portfolio of Cephalon shares (DKK 73 million), financial items represented a net expense of DKK 44 million compared with a net expense of

DKK 113 million in the same period last year.

- Profit before tax and profit after tax and minority interests declined by 21% to DKK 523 million and by 20% to DKK 356 million, respectively, relative to the year-earlier period.
- Sales of Cipramil® were DKK 1,145 million, which was 17% lower than in the same period last year.
- Sales of Cipralex® amounted to DKK 78 million in Q1 2003.
- Sales of Ebixa® amounted to DKK 29 million in Q1 2003.
- Income from sales of Celexa™ in the USA rose by 15% to DKK 555 million compared with the same period of 2002.
- Income from sales of Lexapro™ in the USA rose by 39% to DKK 360 million compared with the same period last year.
- The free cash flow fell from DKK -92 million in Q1 2002 to DKK -1,065 million as a result of an increase in net investments, primarily the acquisition of Synaptic Pharmaceutical Corporation, the US-based drug discovery company.
- On 26 March 2003 Lundbeck announced successful results of clinical trials showing that rasagiline is effective in the treatment of patients with advanced Parkinson's disease.
- On 10 April 2003 Lundbeck published new data showing that Cipralex® after 24 weeks is significantly superior compared to Paxil® in the treatment of Social Anxiety Disorder.
- The company maintains its forecasts for the 2003 financial year as announced most recently in connection with the announcement of the full-year results for 2002 on 10 March 2003. Accordingly, revenue is still expected to rise by approx. 10% compared with 2002, while profit from operations is still expected to rise by approx. 12% compared with 2002.

Competition from manufacturers of generic citalopram, including the timing of the launch as well as the extent of generic competition, could significantly affect the company's financial result for 2003. Alliances, in-licensing agreements, purchase of technology etc. could significantly affect the performance.

Financial highlights and ratios from the consolidated financial statements for the three months ended 31 March 2003 (unaudited)

	2003 Q1 DKKm	2002 Q1 DKKm	Change in %	2003 Q1 EURm *
FINANCIAL HIGHLIGHTS				
Revenue	2,395.4	2,377.6	1	322.4
Profit from operations	568.8	775.9	-27	76.5
Financial items, net	-43.5	-112.9	61	-5.9
Profit before tax	523.4	663.0	-21	70.7
Tax	167.5	217.4	-23	22.8
Profit for the period after minority interests	356.0	445.5	-20	47.9
Equity	6,140.1	5,078.5	21	826.8
Total assets	10,029.0	8,562.4	17	1,350.4
Cash flows from operating and investing activities	-1065.4	-92.2	-1,056	-143.5
RATIOS **				
Net profit ratio (%)	23.7	32.6	-27	23.7
Return on assets (%)	10.3	15.2	-32	10.3
R & D costs as a percentage of revenue	18.6	15.4	21	18.6
Return on equity (%)	6.0	9.1	-34	6.0
Solvency ratio (%)	61.2	59.3	3	61.2
SHARE DATA ***				
Earnings per share (EPS)	1.52	1.91	-20	0.20
Cash flow per share	-0.82	0.31	-364	-0.11
Net asset value per share	26.27	21.76	21	3.54
Market capitalisation (DKKm)	29,236	56,613	-48	3,937
Price / Earnings	82.14	127.26	-35	82.14
Price / Cash flow	-153.11	785.00	-120	-153.11
Price / Net asset value	4.76	11.16	-57	4.76

* Income statement items are translated into EUR at the average exchange rates during the period (1 January - 31 March 2003 rate 743.05). Balance sheet items are translated at the exchange rates at the balance sheet date (31 March 2003 rate 742.64).

** Financial ratios are calculated according to the Danish Society of Investment Professionals' "Recommendations & Ratios 1997" (4th rev. edition).

*** Comparative figures involving number of shares have been adjusted using an adjustment factor of 0.9986 to reflect the employee share issue in 2002.

Report

In the first quarter of 2003, Lundbeck generated total revenue in line with expectations, and on level with the total revenue generated in Q1 2002 – a period that saw a particular impact in the form of extraordinarily strong sales of Cipramil® in Lundbeck's own markets.

At DKK 569 million, profit from operations in the first quarter of 2003 was 27% lower than in the year-earlier period. Lundbeck's total expenses, exclusive of financial items and tax, were DKK 1,827 million in Q1, up 14% over the year-earlier period. The cost increase is primarily a reflection of the ongoing launch of Cipralex® and Ebixa® and higher Research & Development costs.

Generic competition intensified further in the first quarter, and as a result of the various launches of generic citalopram, the Group has also in 2003 been and is currently involved in a number of injunction cases. Most of the injunction rulings were to Lundbeck's advantage, while others went against the company.

It is still Lundbeck's policy to defend its patents and other intellectual property rights energetically, although generic competition is expected to intensify further in 2003 and generic citalopram may be available in most European markets by the end of 2003.

The company maintains its forecasts for the 2003 financial year as announced most recently in connection with the announcement of the full-year results for 2002 on 10 March 2003. Accordingly, revenue is still expected to rise by approx. 10% compared with 2002, while profit from operations is still expected to rise by approx. 12% compared with 2002.

Cipramil®/Cipralex®

Lundbeck's sales of Cipramil® outside the USA were DKK 1,145 million in the first quarter, which was substantially below the level recorded in the same period last year. This trend was primarily due to stock building in the UK in Q1 2002, which had a highly positive impact on revenue. The stock-building was the result of the delay in generic competition in the UK.

Moreover, the same period saw large purchase orders from Lundbeck's business partners in Germany and Spain.

Finally, Lundbeck witnessed a not insignificant impact from generic competition. This competition has further intensified since Q1 2002, especially in Australia, Denmark, Germany and Sweden.

The successful launch of Cipralex® - Lundbeck's new and improved drug for the treatment of depression and anxiety – resulted in sales of Cipralex® of DKK 78 million in Q1 2003. Cipralex® revenue for the first quarter of 2003 was thus on a level with the total Cipralex® revenue for 2002. Cipralex® is now available in Argentina, Austria, Belgium, Brazil, Bulgaria, Denmark, Estonia, Finland, Ireland, Latvia, Mexico, New Zealand, Norway, Sweden, Switzerland and the UK and is expected to be launched in approximately 30 other countries by the end of 2003.

Celexa™ / Lexapro™

Relative to the year-earlier period, Lundbeck's income from sales of Celexa™ and Lexapro™ in the USA climbed 15% and 39%, respectively, in Q1 to DKK 555 million and DKK 360 million. During the three months to 31 March 2003, Forest Laboratories, Inc. generated Celexa™ sales of USD 343 million, up from USD 313 million in the year-earlier period, and sales of Lexapro™ of USD 142 million.

At 18 April 2003, Celexa™ and Lexapro™ held a combined market share of 23.5% of new prescriptions, with Lexapro alone commanding a market share of 11.6%. These figures make Lexapro™ one of the most successful drug launches ever in the US market.

Ebixa®

Sales of Ebixa® amounted to DKK 29 million in Q1 2003. Ebixa® revenue for the first quarter of 2003 was thus on a level with the total Ebixa® revenue for 2002. Ebixa® is now available in Austria, Denmark, Finland, Germany, Greece, Iceland, Ireland, Mexico, the Netherlands, Norway, Spain, Sweden and the UK and is expected to be launched in approximately 20 other countries by the end of 2003.

Research & Development

On 6 March 2003, Synaptic Pharmaceutical Corporation became part of the Lundbeck Group. Keeping with Lundbeck's core central nervous system (CNS) focus on psychiatric and neurological disorders, Synaptic will now focus its research programs in the CNS area. Lundbeck's Executive Vice President, Research & Development, Dr. Claus Bræstrup, will be Synaptic's new President and Chief Executive Officer. In Paramus, New Jersey, the location of the Synaptic site, Dr. Theresa Branchek will be responsible for Synaptic's activities as Executive Vice President at Synaptic.

During the period, Lundbeck and Teva Pharmaceutical Industries Limited announced the successful completion of two phase III clinical trials of rasagiline in patients with advanced Parkinson's disease. In both trials, statistically significant results for the primary endpoint were achieved. Each of the studies, which compared once-daily dosages of rasagiline to placebo as an adjunct treatment to levodopa, demonstrated significant reductions in the duration of the "Off" time (a state in which patients are unable to function normally). The results of these two trials follow the successful results of an earlier phase III trial, which demonstrated the efficacy of rasagiline as monotherapy in early-stage Parkinson's disease.

During the period, Lundbeck and Teva announced the results of two phase III studies with an immediate release formulation of etilevodopa, a soluble prodrug of levodopa, in advanced Parkinson's disease patients. Etilevodopa was found to be well tolerated and as effective as levodopa. However, on the primary endpoint, shortened time to clinical effect, etilevodopa did not demonstrate statistically significant superiority over standard levodopa treatment.

Events occurring after 31 March 2003

New data released on 10 April at the *44th Meeting of the Scandinavian College of Neuro-Psychopharmacology (SCNP)* confirmed that Cipralex® (escitalopram) is significantly superior to placebo in the treatment of social anxiety disorder. At 24 weeks, Cipralex® also showed a significantly superior effect compared to Paxil® (paroxetine) in the treatment of social anxiety disorder (SAD). In addition, Cipralex® showed far superior results compared to placebo in preventing relapse and proved to be an excellently tolerated treatment for SAD.

At the General Meeting held on 8 April the report of the Supervisory Board was noted, the annual report was approved, and discharge was granted to the Supervisory Board and the Board of Management. After the company's Annual General Meeting, the Board of Management consists of:

- Erik Sprunk-Jansen, President and CEO

- Claus Bræstrup, Executive Vice President, Research & Development
- Lars Bang, Executive Vice President, Sales & Marketing
- Hans Henrik Munch-Jensen, Executive Vice President, Corporate Finance
- Stig Løkke Pedersen, Executive Vice President, Business Development & Portfolio Management.

Financial review

Accounting policies

General:

Lundbeck presents its annual reports in accordance with the provisions of the Danish Financial Statements Act on reporting class D enterprises, International Financial Reporting Standards (IFRS), Danish accounting standards as well as the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements are presented in accordance with the IFRS standards and interpretations applicable to the financial year 2003.

The interim report for the three months ended 31 March 2003 includes only Group figures.

Segment information:

The company is only engaged in the business segment drugs for the treatment of illnesses of the central nervous system. Therefore, no segment information is provided in the interim report.

Revenue

Lundbeck's revenue amounted to DKK 2,395 million in Q1 2003, which was an increase of 1% over the year-earlier period.

Lundbeck's sales of Cipramil® outside the USA were DKK 1,145 million in the first quarter, which was 17% lower than in same period last year.

First quarter sales of Cipralex® amounted to DKK 78 million.

In the first quarter, Lundbeck's income from sales of Celexa™ in the USA amounted to DKK 555 million, corresponding to an increase of 15% over the year-earlier period.

Lundbeck's income from sales of escitalopram – Lexapro™ – to Forest climbed 39% to DKK 360 million in Q1, up from DKK 259 million in the first quarter of 2002.

According to Lundbeck's accounting policies, sales of both citalopram and escitalopram to Forest are recognised at the guaranteed minimum price at the time of delivery. At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements included in the contractually agreed

royalty calculation. The difference between the invoiced price and the minimum price of Forest's inventories is recorded in the balance sheet as prepayments and does not affect Lundbeck's cash flows. The difference between the minimum price already recognised as income and the final calculated settling price is recognised as income. At the same time, the prepayment is reduced correspondingly.

The difference between the invoiced price and the minimum price of Forest's inventories was DKK 1,114 million at 31 March 2003 compared with DKK 1,109 at the end of March 2002 and DKK 1,050 at year-end 2002.

Sales of other antidepressants and antipsychotics totalled DKK 168 million in the first quarter, which was DKK 39 million lower than the year-earlier period.

Sales of Ebixa® amounted to DKK 29 million in Q1 2003.

Lundbeck's other revenue in the first quarter increased by DKK 13 million to DKK 60 million.

As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is included in the financial statements at the forward rates. The effect on the profit is DKK 111 million (DKK -3 million at 31 March 2002) compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect, DKK 109 million compared with DKK 5 million in Q1 2002 stems from the hedging of USD. The latter amount has been added to income from sales of Celexa™ and Lexapro™.

At 31 March 2003, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approx. DKK 5.6 billion. Of this amount, DKK 3.7 billion is accounted for as hedging contracts and DKK 1.9 billion as trading contracts. The average forward rates at 31 March 2003 were EUR 745.47 and USD 767.59. Deferred recognition of net currency gains amounted to DKK 188 million at 31 March 2003 against DKK 8 million at 31 March 2002 and DKK 211 million at 31 December 2002.

Expenses

Lundbeck's total expenses, exclusive of financial items and tax, were DKK 1,827 million in Q1, up 14% over the year-earlier period.

Cost of sales decreased by 6% to DKK 457 million. The lower level of costs was attributable to improved efficiency of in-house manufacturing processes, including substantial capacity utilisation at the company's synthesis plant at Seal Sands in the UK, leading to higher production volumes and lower cost of sales. Relative to the same period last year, the higher production volumes have led to fewer purchases from external production partners.

Distribution costs were DKK 580 million, a 28% increase over the year-earlier period. The increase was triggered by substantial costs related to the launch of Cipralex® and Ebixa®, and investments in the international sales and marketing organisation in Europe and in new markets throughout 2002 also pushed up costs relative to the same period last year.

Administrative expenses climbed 16% to DKK 346 million. The increase is first and foremost due to a need for increased marketing and administrative personnel in the sales subsidiaries and, to a smaller extent, amortisation charges following the implementation of the company's SAP system.

Research and development costs amounted to DKK 445 million in Q1 2003, up 22% from DKK 367 million in the year-earlier period. The cost increase was triggered by a general increase in activity and the enlargement of Lundbeck's own R&D organisation for the completion of our late-stage projects as well as the acquisition of Synaptic, for which 1 month of expenses is included. Most of the resources in Q1 were applied to completing phase II studies concerning bifeprunox for the treatment of schizophrenia, CEP 1347 for the treatment of Parkinson's disease and gaboxadole against sleep disorders, and to commencing Cipralex studies concerning new indications. In the first quarter, research and development costs amounted to 19% of revenue, as compared with 15% in Q1 of last year.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 131, up from DKK 88 million in the same period last year. A major part of the increase in depreciation and amortisation charges is ascribable to amortisation commenced on the company's SAP-system and recent years' rising investment level.

Financial items

In Q1 2003, the Group's net financial expense was DKK 44 million compared with a net expense of DKK 113 million in the same period last year. Of this DKK 44 million net expense, DKK 2 million was attributable to net interest income.

Unrealised losses concerning other investments exclusive of exchange differences amounted to DKK 78 million at 31 March 2003 against an unrealised loss of DKK 114 million in the same period last year. At 31 March 2003, Lundbeck's other investments mainly consisted of a shareholding interest in Cephalon, Inc. with a market value of DKK 272 million. The value adjustment of the Cephalon shares totalled an expense of DKK 73 million, including exchange differences, compared with a loss of DKK 100 million in the year-earlier period. The Cephalon shareholding has been translated into Danish kroner on the basis of a USD/DKK exchange rate of 681.63 at 31 March 2003.

The net currency income relating to financial items amounted to DKK 32 million against a DKK 2 million expense in the same period last year.

Under the chosen hedging principle, income and expenses related to financial instruments classified as hedging instruments and meeting the criteria for hedging future transactions are taken directly to equity and – on realisation of the hedged item – transferred from equity for inclusion in the same item as the hedged item. Profit from operations for Q1 2003 was affected by a net currency income of DKK 111 million compared with a currency expense of DKK 3 million in the year-earlier period.

Income/expenses relating to trading, i.e. instruments that do not meet the criteria for hedging, are recognised directly under financial items at market value. In Q1 2003, the amount was an income of DKK 46 million compared with an expense of DKK 12 million in the same period last year.

Tax

The income tax expense at 31 March 2003 has been calculated at DKK 168 million, down from DKK 217 million in the same period last year.

The effective tax rate was 32% at 31 March 2003 compared with 33% at the end of Q1 2002. The effect of non-deductible share price adjustments on the tax rate is approx. 1 percentage point.

Net profit for the period

At DKK 569 million, profit from operations in the first quarter of 2003 was 27% lower than in the year-earlier period.

Profit before tax and profit after tax and minority interests declined by 21% to DKK 523 million and by 20% to DKK 356 million, respectively, relative to the year-earlier period.

Investments

Lundbeck's total net investments in the first quarter amounted to DKK 874 million against DKK 164 million in the year-earlier period. The high investment level in Q1 2003 primarily reflects the acquisition of Synaptic Pharmaceutical Corporation, the US-based drug discovery company. On 6 March 2003, Synaptic became a wholly owned subsidiary of H. Lundbeck A/S. The investment totalled DKK 851 million.

Net property, plant and equipment and intangible asset investments rose from DKK 148 million in Q1 2002 to DKK 876 million in Q1 2003.

Other investments, net, totalled DKK -2 million in the first quarter, compared with DKK 17 million in the same period last year.

Cash flows

Lundbeck's operating activities generated a cash outflow of DKK 191 million in Q1 2003 compared with an inflow of DKK 72 million in the year-earlier period. The fall in cash flows from operations is mainly due to a lower profit from operations and an increase in funds tied up in working capital.

Lundbeck's investing activities generated a cash outflow of DKK 874 million in Q1 2003 compared with an outflow of DKK 164 million in the year-earlier period, owing to the Synaptic acquisition. Adjusted for the Synaptic acquisition, the effect of investing activities on the cash flows for the period was an outflow of DKK 131 million.

As a result of the lower cash flow from operations and the increase in net investments, the free cash flow dropped from DKK -92 million at 31 March 2002 to DKK -1,065 million at 31 March 2003.

Lundbeck's financing activities generated a cash inflow of DKK 686 million in Q1 2003 compared with an inflow of DKK 281 million in the year-earlier period. The increase in cash flow from financing activities was attributable to a loan raised in connection with the Synaptic acquisition.

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK -444 million in Q1 2003 compared with DKK 783 million in the same period last year. In addition to interest-bearing net cash, Lundbeck has unutilised guaranteed credit facilities of DKK 1.2 billion.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Equity

Equity at 31 March 2003 increased to DKK 6,140 million from DKK 5,079 million at 31 March 2002 and DKK 5,821 at 31 December 2002.

The changes in equity are shown below:

Changes in equity	DKKm
Equity 1 January 2003	**5,821**
Additions 2003 – deferred gain on hedging contracts	88
Disposals 2003 – realised gain on hedged transactions transferred to the income statement and the balance sheet	-111
Payments under share based plans	-8
Value adjustment, associates	-5
Tax on equity items relating to the period	-1
Net profit for the period	356
Equity 31 March 2003	**6,140**

In the first quarter of 2003, return on equity was 6.0% compared with 9.1% in the same period last year.

Incentive plans

In 1999, Lundbeck introduced a share option plan for the company's management and senior employees, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies. In addition, in 2002 a new option plan for senior and key employees was established as well as a share price based plan for employees of the foreign companies.

The Supervisory Board is not comprised by the share option plans.

Management share option plan (1999):
The company has authorisation to grant 2,000,000 options at DKK 5 each. At 31

March 2003, 1,920,364 options had been granted compared with 1,997,700 at 31 March 2002. The plan comprises 48 employees in Denmark and abroad.

Share price based plan for the employees of foreign companies (1999):
As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 459,275 shares at 31 March 2003.

Share option plan for key employees (2002):
The company has authorisation to grant 2,500,000 options at DKK 5 each. At 31 March 2003, 2,352,439 options had been granted compared with 2,431,000 at 31 March 2002. The plan comprises approx. 1,000 employees in Denmark and abroad.

Share price based plan for the employees of foreign companies (2002):
As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 367,540 shares at 31 March 2003.

Securing obligations relating to incentive plans:
The company purchased a 2,740,000 treasury shares at a total cost of DKK 137.9 million to secure and implement the incentive plan.

The holding of treasury shares at 31 March 2003 totalled 2,364,151.
The option plan from March 2002 is secured by means of an option contract signed with Lundbeckfondens Investeringsselskab (LFI A/S), which gives the company the right to buy to 2,500,000 shares from LFI A/S.

Accounting for incentive plans:
The liability relating to the incentive plans amounted to DKK 131 million at 31 March 2003 against DKK 398 million at 31 March 2002. The liability is not accounted for in the balance sheet. Disbursement relating to these plans are taken to equity.

The exercise period for the most recent option plan runs from 1 September 2003 until 1 September 2004. The liability has been calculated as if the options were exercisable at 31 March 2003.

The holding of treasury shares acquired to secure and fulfil the option plan and to cover the increase in the company's liabilities according to the foreign employee plan has been deducted from equity. The market value at 31 March 2003 was DKK 296 million against DKK 542 million at 31 March 2002.

Lastly, there is the market value at 31 March 2003 of the DKK 5 million share option purchased from LFI A/S. The market value of the purchased option has been calculated on the basis of the Black & Scholes formula.

Number of employees

In the period 1 January - 31 March 2003, the average number of full-time employees was 5,291 compared with 4,068 employees in the same period last year. The rising number of employees reflects the expansion of Lundbeck's sales force and a general increase in production and R&D activities, including 116 employees in connection with the acquisition of Synaptic.

At the end of Q1 2003, Lundbeck had 5,453 full-time employees, which is an increase of 1,256 over the end of Q1 2002 and an increase of 324 over year-end 2002.

Shareholders

LFI A/S, Vesteragervej 17, 2900 Hellerup, which is wholly owned by the Lundbeck Foundation, is the only shareholder, which has announced to own more than 5% of the share capital. At 31 March 2003, LFI A/S owned 73.39% of the company's share capital.

Tentative dates for release of financial statements in 2003:

19 August 2003	Interim report for the six months ended 30 June 2003
4 November 2003	Interim report for the nine months ended 30 September 2003

Announcements 2003

No.	Date	Subject
99	10 April 2003	Cipralex® superior to Paxil® in treating social anxiety disorder
98	9 April 2003	Synaptic to focus on CNS research
97	8 April 2003	The Annual General Meeting of H. Lundbeck A/S was held 8 April 2003 at Bella Center
96	3 April 2003	Statement of shares in H. Lundbeck A/S held by insiders
95	31 March 2003	Election of members to the Supervisory Board of H. Lundbeck A/S
94	26 March 2003	Successful completion of Rasagiline phase III clinical program
93	21 March 2003	Notice convening the Annual General Meeting 2003 in H. Lundbeck A/S
92	10 March 2003	Lundbeck to expand its Executive Board
91	10 March 2003	Announcement of results for the year ended 31 December 2002
90	6 March 2003	Synaptic Pharmaceuticals part of H. Lundbeck A/S
89	11 February 2003	Synaptic Pharmaceuticals' stockholders approve merger agreement with H. Lundbeck A/S
88	29 January 2003	Financial calendar 2003
87	6 January 2003	Lundbeck and Teva announce phase III trials did not demonstrate etilevodopa superiority over standard levodopa

Yours sincerely
H. Lundbeck A/S

Flemming Lindeløv
Chairman of the Supervisory Board

Erik Sprunk-Jansen
President & CEO

The forward-looking statements in this announcement reflect management's current expectations for certain future events and financial results. These statements are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Furthermore, some of these expectations are based on assumptions regarding future events which may prove incorrect.

For further information please contact Hans Henrik Munch-Jensen, Executive Vice President & CFO, tel +45 36 30 15 11, ext. 32660, Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 43 30 06, or Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,500.

Appendix 1

INCOME STATEMENT
for the three months ended 31 March 2003

Group

	2003 Q1 DKKm	2002 Q1 DKKm	Change in %	2002 Full year DKKm
Revenue	2,395.4	2,377.6	1	9,488.0
Cost of sales	456.7	486.1	-6	1,818.3
Distribution costs	580.2	451.9	28	2,448.7
Administrative expenses	346.2	298.9	16	1,317.9
PROFIT BEFORE RESEARCH COSTS	**1,012.3**	**1,140.7**	**-11**	**3,903.1**
Research and development costs	445.3	366.5	22	1,573.3
Profit before other operating items	**567.0**	**774.2**	**-27**	**2,329.8**
Other operating income/(expenses)	1.8	1.8	-1	31.4
PROFIT FROM OPERATIONS	**568.8**	**776.0**	**-27**	**2,361.2**
Income from investments in associates	-1.9	0.0		-0.8
Financial items, net	-43.5	-112.9	61	-285.9
PROFIT BEFORE TAX	**523.4**	**663.1**	**-21**	**2,074.5**
Tax on profit for the period	167.5	217.5	-23	805.1
PROFIT FOR THE PERIOD BEFORE MINORITY INTERESTS	**355.9**	**445.6**	**-20**	**1,269.4**
Minority interests	0.1	-0.1	-184	-0.1
NET PROFIT FOR THE PERIOD	**356.0**	**445.5**	**-20**	**1,269.3**
Earnings per share (EPS)	1.52	1.91		5.44

Appendix 2

BALANCE SHEET
at 31 March 2003

Group

ASSETS	31.3.2003 DKKm	31.3.2002 DKKm	31.12.2002 DKKm
Intangible assets	1,637.7	1,059.1	1,169.0
Property, plant and equipment	3,238.0	2,657.6	3,124.2
Investments	620.8	887.2	757.5
Total fixed assets	**5,496.5**	**4,603.9**	**5,050.7**
Inventories	1,114.4	765.1	1,052.3
Receivables	2,937.3	1,973.2	2,304.9
Other securities	73.3	128.3	473.2
Cash	407.5	1,091.9	388.2
Total current assets	**4,532.5**	**3,958.5**	**4,218.6**
Total assets	**10,029.0**	**8,562.4**	**9,269.3**
LIABILITIES AND EQUITY			
Equity	**6,140.1**	**5,078.5**	**5,821.0**
Minority interests	**0.3**	**0.1**	**0.4**
Provisions	**162.5**	**89.9**	**269.4**
Long-term liabilities other than provisions	**43.4**	**50.0**	**42.7**
Bank and mortgage debt	881.8	387.1	196.7
Trade payables	587.4	791.3	934.3
Prepayments	1,114.1	1,109.3	1,050.2
Other payables	1,099.4	1,056.2	954.6
Short-term liabilities other than provisions	**3,682.7**	**3,343.9**	**3,135.8**
Total liabilities other than provisions	**3,726.1**	**3,393.9**	**3,178.5**
Total liabilities	**10,029.0**	**8,562.4**	**9,269.3**

Appendix 3

CASH FLOW STATEMENT
for the three months ended 31 March 2003

Group

	2003 Q1 DKKm	2002 Q1 DKKm	2002 Full year DKKm
Cash flows from operating activities	-190.9	72.2	1,275.3
Cash flows from investing activities	-874.5	-164.4	-1,186.5
Cash flows from operating and investing activities	**-1,065.4**	**-92.2**	**88.8**
Cash flows from financing activities	685.8	281.0	-252.3
Increase/(decrease) in cash and cash equivalents	**-379.6**	**188.8**	**-163.5**
Cash and cash equivalents at 1.1.	861.4	1,031.4	1,031.4
Unrealised exchange differences for the period	-1.0	0.0	-6.5
Increase/(decrease) for the year	-379.6	188.8	-163.5
Cash and cash equivalents at 31.3.	**480.8**	**1,220.2**	**861.4**

Interest-bearing net cash is composed as follows:

Cash and securities exclusive of treasury shares	480.8	1,220.2	861.4
Interest-bearing debt	-925.2	-437.1	-239.4
Interest-bearing net cash at 31. 3.	**-444.4**	**783.1**	**622.0**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 101

23 May 2003

Statement of shares in H. Lundbeck A/S held by insiders

Lundbeck hereby submits a statement of shares held by the company's insiders in pursuance of section 37(8) of the Danish Securities Trading Act. According to this statutory provision, H. Lundbeck A/S is obliged to provide quarterly information on shares in H. Lundbeck A/S held by insiders and connected persons.

Securities code:	Holding (number)	Market value (DKK)
DK0010287234	As at 23 May 2003	As at 23 May 2003
Supervisory Board (incl. related parties)	38,952	4,879,127.52
Board of Management (incl. related parties)	194,237	24,330,126.62
All (incl. related parties)	537,092	67,276,143.92

Definition of insiders

Lundbeck defines insiders as members of the company's Board of Directors and Board of Management, directors, functional managers, managers of subsidiaries, employees in Investor Relations & Corporate Reporting, and employees in the Legal Department. In addition, a large number of other persons, who have access to insider information through their work, have been categorised as insiders. This group comprises some 220 persons in Lundbeck's insider register.

The group of insiders comprises insiders and connected persons. Connected persons are defined as:

- spouses or cohabitants,
- children under the age of 18, and
- companies in which the insider holds a controlling interest.

The group of insiders and connected persons comprises some 600-900 names in total.

The content of this release will have no influence on the Lundbeck Groups result for 2003. The company expects an increase in revenue of

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

approximately 10% compared to 2002, while the operating profit is expected to increase by approximately 12% compared to 2002.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660, Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 43 30 06, or Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Companys revenue was DKK 9.5 billion. The number of employees is approx. 5,500.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 102

2 June 2003

Lundbeck sells its stake in Cephalon but continues the successful R&D partnership

H. Lundbeck recently completed the sale of its stake in Cephalon, Inc. Proceeds from the sale amounted to USD 41 million, corresponding to DKK 227 million.

Lundbeck acquired 1 million shares in Cephalon at USD 12 per share in 1999 as part of a comprehensive research partnership. This partnership will continue, the CEP-1347 drug candidate for the treatment of Parkinson's disease representing the most advanced project.

"We are and have always been extremely satisfied with our research partnership with US-based Cephalon, which is one of the most innovative biotech companies in the US in terms of research and marketing", says Dr Claus Bræstrup, Executive Vice President, Head of R&D at Lundbeck. "The interaction between Lundbeck and Cephalon's R&D people is working to our full satisfaction, and a successful development of CEP-1347 would provide much-needed hope for Parkinson's patients".

"Our decision to sell our shareholding in Cephalon was based exclusively on the fact that the company has generated so much value in recent years that what started out as a small strategic investment in connection with our research partnership has performed extremely well", says Hans Henrik Munch-Jensen, Executive Vice President and CFO. "Lundbeck's future is created by investing in research, development and marketing of new, innovative drugs – not by tying up resources in large shareholdings".

With respect to the financial statements for the second quarter of 2003, the sale of the Cephalon shares will have a DKK 5 million impact on financial items, recognised as a capital gain under other investments. For the entire financial year 2003, the sale of the Cephalon stake will represent a financial expense in the amount of DKK -67 million.

The company expects an increase in revenue of approximately 10% compared to 2002, while the operating profit is still expected to increase by approximately 12% compared to 2002.

For further information please contact Steen Juul Jensen, Investor Relations & Corporate Reporting, tel +45 36 43 30 06, or Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the company's revenue was DKK 9.5 billion, and the number of employees approximately 5,100.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 103

19 June 2003

Gaboxadol in phase III clinical trial

H. Lundbeck A/S today announced that it has initiated the first phase III clinical trial of its drug candidate gaboxadol for the treatment of insomnia.

The phase III clinical trial is a randomised, double blind, multi-centre study to evaluate the efficacy and safety of three doses of gaboxadol for treatment of chronic insomnia in an out-patient setting in 650 adults with primary insomnia. The trial will be conducted at approximately 100 investigational sites in Europe and Canada.

In a recently completed study of 100 subjects in a transient insomnia model, gaboxadol showed statistically significant effects on parameters supporting an indication of sleep maintenance as well as sleep induction. Together with phase II studies in patients with primary insomnia, these studies clearly confirm beneficial effects of gaboxadol for the treatment of insomnia.

"Gaboxadol in clinical trials performed to date has produced very encouraging results, both in terms of effectiveness on "classical" sleep parameters and with regard to effects on Slow Wave Sleep which by many experts is believed to have implications for sleep quality and for the restorative effects of sleep. And just as important, gaboxadol has not shown signs of abuse potential which is a well-described risk of other hypnotic agents", said Dr Claus Bræstrup, Executive Vice President, Research & Development at H. Lundbeck A/S.

The content of this release will have no influence on the Lundbeck Groups result for 2003. The company expects an increase in revenue of approximately 10% compared to 2002, while the operating profit is expected to increase by approximately 12% compared to 2002.

For further information please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660, Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 43 30 06 or Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,500.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby Copenhagen

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 104

19 August 2003

Interim report for the six months ended 30 June 2003

Today the Supervisory Board of H. Lundbeck A/S approved the company's interim report for the first half of 2003. Based on the financial results achieved in the first half of 2003, Lundbeck's Supervisory Board retains the growth targets announced for the 2003 financial year.

Highlights:

- Revenue rose 3% relative to the year-earlier period to DKK 4,951 million.
- At DKK 1,185 million, profit from operations was 24% lower than in the year-earlier period. This decrease was due to higher R&D costs and the expansion of Lundbeck's sales force implemented during the period.
- The company's financial items represented a net expense of DKK 34 million compared with a net expense of DKK 380 million in the same period of last year. The amount for 2003 includes a capital loss of DKK 67 million realised in connection with the company's divestment of its stake in Cephalon.
- Relative to the year-earlier period, profit before tax declined by 3% to DKK 1,148 million, while profit after tax and minority interests rose 4% to DKK 776 million.
- Sales of Cipramil® were DKK 2,344 million, which was 15% lower than in the same period of last year.
- Sales of Cipralex® amounted to DKK 195 million in the first half of 2003.
- Sales of Ebixa® amounted to DKK 78 million in the first half of 2003.
- Income from sales of Celexa™ in the USA was DKK 1,008 million compared with DKK 1,106 million in the same period of last year.
- Income from sales of Lexapro™ in the USA rose to DKK 825 million, a 99% increase over the same period of last year.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby Copenhagen

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

- The free cash flow fell from DKK 119 million in the first half of 2002 to DKK -175 million in the first half of 2003 as a result of an increase in net investments, primarily the acquisition of the US-based drug discovery company, Synaptic Pharmaceutical Corporation.

The company retains its forecasts for the 2003 financial year, expecting to launch Cipralex® in approximately 30 other countries by the year-end as announced most recently in connection with the interim report for the three months ended 31 March 2003. Accordingly, revenue is still expected to rise by approximately 10% compared with 2002, while profit from operations is still expected to rise by approximately 12% compared with 2002.

However, the Supervisory Board wishes to emphasise that the following events could affect Lundbeck's financial performance for the year:

- Increased competition from generic citalopram, including the timing of the launch as well as the extent of generic competition.

- Legal rulings concerning generic citalopram in two of Lundbeck's largest markets; Canada and the UK.

- Delays in the launch of Cipralex® and Ebixa® in large markets.

- Alliances, in-licensing agreements, purchase of technology, etc.

Furthermore, the Supervisory Board wishes to draw attention to the fact that growth in revenue – and not least in earnings – is not expected to materialise until in the final three months of the year.

Financial highlights and ratios from the consolidated financial statements for the half year ended 30 June 2002 (unaudited)

	1H 2003 DKKm	1H 2002 DKKm	Change in %	1H 2003 EURm *
FINANCIAL HIGHLIGHTS				
Revenue	4,950.5	4,792.2	3	666.4
Profit from operations	1,184.8	1,562.1	-24	159.5
Financial items, net	(34.1)	(380.3)	91	(4.6)
Profit before tax	1,148.4	1,181.8	-3	154.6
Tax	373.2	433.7	-14	50.2
Profit for the period after minority interests	775.5	748.0	4	104.4
Equity	6,305.3	5,235.8	20	848.6
Total assets	9,812.0	8,187.0	20	1,320.6
Cash flows from operating and investing activities	(175.2)	119.3	-247	(23.6)
RATIOS **				
Net profit ratio (%)	23.9	32.6	-27	23.9
Return on assets (%)	19.4	31.8	-39	19.4
R & D costs as a percentage of revenue	18.8	14.4	31	18.8
Return on equity (%)	12.8	15.0	-15	12.8
Solvency ratio (%)	64.3	64.0	0	64.3
SHARE DATA				
Earnings per share (EPS)	3.32	3.20	4	0.45
Cash flow per share	3.33	1.93	73	0.45
Net asset value per share	26.98	22.43	20	3.63
Market capitalisation (DKKm)	30,655	47,415	-35	4,126
Price / Earnings	39.53	63.48	-38	39.53
Price / Cash flow	39.39	105.40	-63	39.39
Price / Net asset value	4.86	9.07	-46	4.86

* Income statement items are translated into EUR at the average exchange rates during the period (1 January - 30 June 2003 rate 742.83).
Balance sheet items are translated at the exchange rates at the balance sheet date (30 June 2003 rate 742.99)

** *Financial ratios are calculated according to the* Danish Society of Investment Professionals' Recommendations & Ratios 1997" (4th rev. edition)

*** Comparative figures involving number of shares have been adjusted using an adjustment factor of 0.9986 to reflect the employee share issue in 2002

Report

Lundbeck's revenue in the first six months of 2003 was in line with expectations, 3% up on the same period of last year.

At DKK 1,185 million, profit from operations in the first half of 2003 was 24% lower than in the year-earlier period. Lundbeck's total expenses, exclusive of financial items and tax, were DKK 3,766 million in the first half of, up 17% over the year-earlier period. The cost increase is primarily a reflection of higher research & development costs and higher distribution costs associated with the launch of Cipralex® and Ebixa®.

Generic competition intensified further in the first six months, and as a result of the various launches of generic citalopram, the Group has again in 2003 been and is currently involved in a number of injunction cases. Most of the injunction rulings were to Lundbeck's advantage, while others went against the company.

It is still Lundbeck's policy to defend its patents and other intellectual property rights energetically, although generic competition is expected to intensify further in 2003 and generic citalopram may be available in most European markets by the end of 2003.

The company retains its forecasts for the 2003 financial year as announced most recently in connection with the interim report for the three months ended 31 March 2003 dated 6 May 2003. Accordingly, revenue is still expected to rise by approximately 10% compared with 2002, while profit from operations is still expected to rise by approximately 12% compared with 2002.

However, the following events could affect Lundbeck's financial performance for the year:

- Increased competition from generic citalopram, including the timing of the launch as well as the extent of generic competition.
- Legal decisions concerning generic citalopram in two of Lundbeck's largest markets; Canada and the UK.
- Delays in the launch of Cipralex® and Ebixa® in large markets.
- Alliances, in-licensing agreements, purchase of technology, etc.

Furthermore, the Supervisory Board wishes to draw attention to the fact that growth in revenue – and not least in earnings – is not expected to materialise until in the final three months of the year.

Cipramil® / Cipralex®

Sales of Cipramil® were DKK 2,344 million in the first half of 2003, which was 15% lower than in the same period of last year. In the first half of 2002, Cipramil® sales were boosted by a very strong first quarter, particularly in the UK, due to stock building among distributors.

Generic competition continues, intensifying further since the first half of 2002, most notably in Australia, Denmark, Norway, Germany and Sweden.

During the first half of 2003, Cipralex® was launched in another 12 markets and is now available in Argentina, Austria, Belgium, Brazil, Bulgaria, Chile, Columbia, the Czech Republic, Denmark, Estonia, Finland, Ireland, Israel, Latvia, the Lebanon, Mexico, New Zealand, Norway, Sweden, Switzerland, Turkey and the UK. Cipralex® is expected to be launched in 30 other countries by the end of 2003.

In the markets where Cipralex® has already been launched, sales and marketing efforts have generally been very successful, with Cipralex® generating revenue of DKK 195 million in the first half of 2003.

In order to commence sales and marketing activities, the company regularly negotiates prices and subsidies with the authorities. The duration of these negotiations changes constantly and varies a great deal from one country to the next. As mentioned in the company's annual report for 2002 dated 10 March 2003, the management still expects that Cipralex® will contribute significantly to revenue and earnings in 2003, and as a result, postponing Cipralex® launches could make it difficult to meet the forecast of growth in revenue and earnings.

Celexa™ / Lexapro™

Lundbeck's income from sales of Celexa™ and Lexapro™ in the USA amounted to DKK 1,008 million (-9%) and DKK 825 million (+99%) in the first half of 2003 compared with the same period of last year. During the six months to 30 June 2003, Forest Laboratories, Inc. generated Celexa™ sales of USD 628 million, down from USD 665 million in the year-earlier period, and Lexapro™ sales of USD 333 million.

At 25 July 2003, Celexa™ and Lexapro™ held a combined market share of 24.4% of new prescriptions, with Lexapro™ alone commanding a market share of 13.9%. This makes Lexapro™ one of the most successful drug launches ever in the US market.

In spite of continued growth in market share in the USA, Forest experienced a drop in sales of Celexa™ and Lexapro™ from the first to the second quarter of 2003. This was due to smaller inventories at US distributors and weaker market growth in the second quarter. Lundbeck's expectations of the US market are in

line with those expressed by Forest Laboratories, Inc. As a result, weaker than forecast growth in the SSRI market segment in the US could affect Lundbeck's forecasts of growth in revenue and earnings for 2003.

Ebixa®

Ebixa® was launched in Spain in March, and marketing of the drug will commence in France at the end of August. The marketing of Ebixa® is very important in France and Spain as these two countries represent a large share of the European market for drugs used to treat Alzheimer's disease. The launch is progressing very satisfactorily in Spain, with Ebixa® conquering 4.5% of the Alzheimer market over a period of only a few months.

Ebixa® is now available in Austria, Denmark, Finland, France, Germany, Greece, the Netherlands, Iceland, Ireland, Mexico, Norway, Slovenia, Spain, Sweden and the UK, and will be launched in 15 other countries by the end of 2003.

Sales of Ebixa® amounted to DKK 78 million in the first half of 2003.

Research & Development

On 19 June 2003, Lundbeck announced that it had initiated the first phase III clinical trial of our drug candidate gaboxadol for the treatment of insomnia. The study will evaluate the efficacy and safety of three doses of gaboxadol for the treatment of chronic insomnia in an out-patient setting in 650 adults with primary insomnia. The trial will be conducted at approximately 100 investigational sites in Europe and Canada.

The North American market currently accounts for approximately 75% of the global market value for drugs for treating sleep disorders. Lundbeck is therefore searching for a potential business partner with whom to develop, prepare an application for registration and market gaboxadol in the USA.

Events occurring after 30 June 2003

On 4 August 2003, the US health authorities (FDA) announced that the American company Ivax had filed a paragraph IV application concerning generic Lexapro™.

Lundbeck believes that it holds a strong compound patent for Lexapro™ and do not expect generic competition to Lexapro™ in the US until the patent expires, including a two-year patent extension, in 2011, at the earliest.

Financial review

Accounting policies

General:

Lundbeck presents its annual reports in accordance with the provisions of the Danish Financial Statements Act on reporting class D enterprises, International Financial Reporting Standards (IFRS), Danish accounting standards as well as the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements are presented in accordance with the IFRS standards and interpretations applicable to the financial year 2003.

The interim report for the six months to 30 June 2003 is presented in accordance with IAS 34 on interim financial reporting. The interim report contains less information than the annual report. It contains no notes to the financial statements but key information that is important to understand the business progress since 31 December 2002.

The information required according to IAS 34 has been included in the financial review, which is considered an integral part of the interim report.

The interim report includes only Group figures.

Segment information:

The company is only engaged in the business segment drugs for the treatment of illnesses of the central nervous system. Therefore, no segment information is provided in the interim report.

Revenue

Lundbeck's revenue amounted to DKK 4,951 million in the first half of 2003, which was an increase of 3% over the year-earlier period.

Lundbeck's sales of Cipramil® outside the USA were DKK 2,344 million in the first half of 2003, which was 15% lower than in same period of last year.

Sales of Cipralex® amounted to DKK 195 million in the first half of 2003.

In the first six months of 2003, Lundbeck's income from sales of Celexa™ in the USA amounted to DKK 1,008 million, corresponding to an decrease of 9% relative to the year-earlier period.

Lundbeck's income from sales of escitalopram – Lexapro™ - to Forest climbed 99% to DKK 825 million in the first half of 2003, up from DKK 414 million in the first six months of 2002.

According to Lundbeck's accounting policies, sales of both citalopram and escitalopram to Forest are recognised at the guaranteed minimum price at the time of delivery. At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements included in the contractually agreed royalty calculation. The difference between the invoiced price and the minimum price of Forest's inventories is recorded in the balance sheet as prepayments and does not affect Lundbeck's cash flows. The difference between the minimum price already recognised as income and the final calculated settling price is recognised as income. At the same time, the prepayment is reduced correspondingly.

The difference between the invoiced price and the minimum price of Forest's inventories was DKK 1,407 million at 30 June 2003 compared with DKK 1,133 at the end of June 2002 and DKK 1,050 at year-end 2002.

Sales of other antidepressants and antipsychotics totalled DKK 353 million in the first half-year, which was DKK 67 million lower than the year-earlier period.

Sales of Ebixa® amounted to DKK 78 million in the first half of 2003.

Lundbeck's other revenue in the first half of 2003 increased by DKK 52 million to DKK 148 million.

As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is included in the financial statements at the forward rates. The effect on the profit is DKK 192 million (DKK 43 million at 30 June 2002) compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect, DKK 191 million compared with DKK 36 million in the first half of 2002 stems from the hedging of USD. The latter amount has been added to income from sales of Celexa™ and Lexapro™.

At 30 June 2003, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approximately DKK 4.5 billion. Of this amount, DKK 3.4 billion is accounted for as hedging contracts and DKK 1.1 billion as trading contracts. The average forward rates at 30 June 2003 were EUR 745.57 and USD 730.97. Deferred recognition of net currency gains amounted to DKK 196 million at 30 June 2003 against DKK 182 million at 30 June 2002 and DKK 211 million at 31 December 2002.

Expenses

Lundbeck's total expenses, exclusive of financial items and tax, were DKK 3,766 million in the first half of 2003, up 17% over the year-earlier period.

Cost of sales decreased by 5% to DKK 885 million. The lower level of costs was attributable to improved efficiency of in-house manufacturing processes, including substantial capacity utilisation at the company's synthesis factory at Seal Sands in the UK, leading to higher production volumes and lower cost of sales. Relative to the same period of last year, the higher production volumes have led to fewer purchases from external production partners.

Distribution costs were DKK 1,241 million, a 22% increase over the year-earlier period. The increase was triggered by substantial costs related to the launch of Cipralex® and Ebixa®, and investments in the international sales and marketing organisation in Europe and in new markets throughout 2002 also pushed up costs relative to the same period of last year.

Administrative expenses climbed 20% to DKK 703 million. The increase was primarily triggered by an ongoing expansion of the Group's IT and communications infrastructure. Amortisation charges following the implementation of the company's SAP system had a considerable impact on administrative expenses.

Research and development costs amounted to DKK 932 million in the first half of 2003, up 35% from DKK 691 million in the year-earlier period. The cost increase was triggered by a general increase in activity and the enlargement of Lundbeck's own R&D organisation for the completion of late-stage projects as well as the acquisition of Synaptic. Most of the resources in the first half of 2003 were applied to completing phase II studies concerning bifeprunox for the treatment of schizophrenia, CEP 1347 for the treatment of Parkinson's disease and gaboxadol for the treatment of sleep disorders (including initiated phase III studies), and to commencing Cipralex® studies concerning new indications. In the first half of 2003, research and development costs amounted to 19% of revenue, as compared with 14% in the first half of of last year.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 254 million, up from DKK 180 million in the same period of last year. A major part of the increase in depreciation and amortisation charges is ascribable to amortisation commenced on the company's SAP-system, amortisation of goodwill and other intangible assets in connection with the Synaptic acquisition, and recent years' rising investment level.

Financial items

The net currency income relating to financial items amounted to DKK 42 million against a DKK 84 million expense in the same period of last year.

Under the chosen hedging principle, income and expenses related to financial instruments classified as hedging instruments and meeting the criteria for hedging future transactions are taken directly to equity and – on realisation of the hedged item – transferred from equity for inclusion in the same item as the hedged item. Profit from operations for the first half of 2003 was affected by a net currency income of DKK 192 million compared with a currency income of DKK 43 million in the year-earlier period.

Income and expenses relating to trading, i.e. instruments that do not meet the criteria for hedging, are recognised directly under financial items at market value. In the first half of 2003, the amount was an income of DKK 88 million compared with an income of DKK 17 million in the same period of last year.

Unrealised losses concerning other investments exclusive of exchange differences amounted to DKK 78 million in the first half of 2003 against an unrealised loss of DKK 302 million in the same period last year. Lundbeck's other investments were significantly reduced in the second quarter, following the divestment of the company's stake in Cephalon, Inc. The realised value adjustment at the sale of the Cephalon shares totalled an expense of DKK 67 million at 30 June 2003, including exchange differences, compared with a loss of DKK 299 million in the year-earlier period. Proceeds from the sale amounted to USD 41 million, corresponding to DKK 277 million. Lundbeck acquired 1 million shares in Cephalon at USD 12 per share in 1999 as part of a comprehensive research partnership. The total gain on the sale of the stake was DKK 192 million.

In the first half of 2003, the Group's net financial expense was DKK 34 million compared with a net expense of DKK 380 million in the same period of last year. Of this DKK 34 million net expense, DKK 2 million was attributable to net interest income.

Tax

The income tax expense at 30 June 2003 has been calculated at DKK 373 million, down from DKK 434 million in the same period of last year.

The effective tax rate was 32% at 30 June 2003 compared with 37% at the end of the first half of 2002.

Net profit for the period

At DKK 1,185 million, profit from operations in the first half of 2003 was 24% lower than in the year-earlier period.

Relative to the year-earlier period, profit before tax declined by 3% to DKK 1,148 million, while profit after tax and minority interests rose 4% to DKK 776 million.

Investments

Lundbeck's total net investments in the first half of 2003 amounted to DKK 954 million against DKK 331 million in the year-earlier period. The high investment level in the first half of 2003 primarily reflects the acquisition of the US-based drug discovery company, Synaptic Pharmaceutical Corporation. On 6 March 2003, Synaptic became a wholly owned subsidiary of H. Lundbeck A/S. The investment totalled DKK 851 million.

Net property, plant and equipment and intangible asset investments rose from DKK 315 million in the first half of 2002 to DKK 1,238 million in the first half of 2003. In addition to the Synaptic acquisition, Lundbeck primarily made investments to strengthen its research facilities, including new facilities for biological and toxicological research.

Other investments, net, totalled DKK -284 million in the first six months, compared with DKK 16 million in the same period of last year. On 2 June 2003, Lundbeck sold its stake in Cephalon, Inc. Proceeds from the sale amounted to USD 41 million, corresponding to DKK 277 million.

Cash flows

Lundbeck's operating activities generated a cash inflow of DKK 778 million in the first half of 2003 compared with an inflow of DKK 451 million in the year-earlier period.

Lundbeck's investing activities generated a cash outflow of DKK 954 million in the first half of 2003 compared with an outflow of DKK 331 million in the year-earlier period, owing to the Synaptic acquisition. Adjusted for the Synaptic acquisition, the effect of investing activities on the cash flows for the period was an outflow of DKK 211 million.

As a result of the increase in net investments, the free cash flow dropped from DKK 119 million at 30 June 2002 to DKK -175 million at 30 June 2003.

Lundbeck's financing activities generated a cash outflow of DKK 15 million in the first half of 2003 compared with an outflow of DKK 297 million in the year-earlier period.

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK 182 million at 30 June 2003 compared with DKK 728 million at the same time last year. In addition to interest-bearing net cash, Lundbeck has unutilised guaranteed credit facilities of DKK 2.7 billion.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Equity

Equity at 30 June 2003 increased to DKK 6,305 million from DKK 5,236 million at 30 June 2002 and DKK 5,821 million at 31 December 2002.

The changes in equity are shown below:

Changes in equity	DKKm
Equity 1 January 2003	**5,821**
Dividend paid for 2002	(263)
Additions 2003 – deferred gain on hedging contracts	208
Disposals 2003 – realised gain on hedged transactions transferred to the income statement and the balance sheet	(223)
Payments under share based plans	(7)
Value adjustments, associates	(13)
Tax on equity items relating to the period	6
Net profit for the period	776
Equity 30 June 2003	**6,305**

In the first half of 2003, return on equity was 12.8% compared with 15.0% in the same period of last year.

Incentive plans

In 1999, Lundbeck introduced a share option plan for the company's management and senior employees, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies. In addition, in 2002 a new option plan for senior and key employees was established as well as a share price based for employees of the foreign companies.

The Supervisory Board is not comprised by the share option plans.

Management share option plan (1999):
The company has authorisation to grant 2,000,000 options at DKK 5 each. At 30 June 2003, 1,920,364 options had been granted compared with 1,997,700 at 30 June 2002. The plan comprises 48 employees in Denmark and abroad.

Share price based plan for the employees of foreign companies (1999):
As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 454,375 shares at 30 June 2003.

Share option plan for key employees (2002):
The company has authorisation to grant 2,500,000 options at DKK 5 each. At 30 June 2003, 2,352,439 options had been granted compared with 2,431,000 at 30 June 2002. The plan comprises approximately 1,000 employees in Denmark and abroad.

Share price based plan for the employees of foreign companies (2002):
As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 362,100 shares at 30 June 2003.

Securing obligations relating to incentive plans:
The company purchased 2,740,000 treasury shares at a total cost of DKK 137.9 million to secure and implement the incentive plan.

The holding of treasury shares at 30 June 2003 totalled 2,348,251.

The option plan from March 2002 is secured by means of an option contract signed with Lundbeckfondens Investeringsselskab A/S (LFI A/S), which gives the company the right to buy to 2,500,000 shares from LFI A/S.

Accounting for incentive plans:
The liability relating to the incentive plans amounted to DKK 139 million at 30 June 2003 against DKK 256 million at 30 June 2002. The liability is not accounted for in the balance sheet. Disbursement relating to these plans are taken to equity.

The exercise period for the most recent option plan runs from 1 September 2003 until 1 September 2004. The liability has been calculated as if the options were exercisable at 30 June 2003.

The holding of treasury shares acquired partly to secure and fulfil the incentive plans has been deducted from equity. The market value at 30 June 2003 was DKK 308 million against DKK 488 million at 30 June 2002.

Lastly, there is the market of DKK 2 million value at 30 June 2003 for the share option purchased from LFI A/S. The market value of the purchased option has been calculated on the basis of the Black Scholes formula.

Number of employees

In the period 1 January - 30 June 2003, the average number of full-time employees was 5,332 compared with 4,271 employees in the same period last year. The rising number of employees reflects the expansion of Lundbeck's sales force and a general increase in production and R&D activities, including another 116 new employees in connection with the acquisition of Synaptic.

At the end of the first half of 2003, Lundbeck had 5,535 full-time employees, which is an increase of 931 over the end of the first half of 2002, an increase of 406 over year-end 2002 and 82 more than at the end of the first quarter of 2003.

Shareholders

LFI A/S, Vesteragervej 17, DK-2900 Hellerup, which is wholly owned by the Lundbeck Foundation, owned 73.39% of the company's share capital at 30 June 2003. On 21 May 2003, The Capital Group Companies, Inc. announced that it held 5.05% of the company's share capital.

Tentative dates for release of financial statements in 2003:

4 November 2003	Interim report for the nine months ended 30 September 2003

Announcements 2003

No.	Date	Subject
103	19 June 2003	Gaboxadol in phase III clinical trial
102	2 June 2003	Lundbeck sells its stake in Cephalon but continues the successful R&D partnership
101	23 May 2003	Statement of shares in H. Lundbeck A/S held by insiders
100	6 May 2003	Interim report for the three months ended 31 March 2003
99	10 April 2003	Cipralex® superior to Paxil® in treating social anxiety disorder
98	9 April 2003	Synaptic to focus on CNS research
97	8 April 2003	The Annual General Meeting of H. Lundbeck A/S was held 8 April 2003 at Bella Center
96	3 April 2003	Statement of shares in H. Lundbeck A/S held by insiders
95	31 March 2003	Election of members to the Supervisory Board of H. Lundbeck A/S
94	26 March 2003	Successful completion of Rasagiline phase III clinical program
93	21 March 2003	Notice convening the Annual General Meeting 2003 in H. Lundbeck A/S
92	10 March 2003	Lundbeck to expand its Executive Board
91	10 March 2003	Announcement of results for the year ended 31 December 2002
90	6 March 2003	Synaptic Pharmaceuticals part of H. Lundbeck A/S
89	11 February 2003	Synaptic Pharmaceuticals' stockholders

		approve merger agreement with H. Lundbeck A/S
88	29 January 2003	Financial calendar 2003
87	6 January 2003	Lundbeck and Teva announce phase III trials did not demonstrate etilevodopa superiority over standard levodopa

Yours sincerely
H. Lundbeck A/S

Flemming Lindeløv
Chairman of the Supervisory Board

Erik Sprunk-Jansen
President & CEO

The forward-looking statements in this announcement reflect management's current expectations for certain future events and financial results. These statements are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Furthermore, some of these expectations are based on assumptions regarding future events which may prove incorrect.

For further information, please contact:
- Hans Henrik Munch-Jensen, Executive Vice President & CFO, tel +45 36 30 15 11, ext. 32660
- Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the company's revenue was DKK 9.5 billion, and the number of employees approximately 5,500.

Appendix 1

INCOME STATEMENT
for the six months ended 30 June 2003

Group

	1H 2003 DKKm	1H 2002 DKKm	Change in %	2002 Full year DKKm
Revenue	4,950.5	4,792.2	3	9,488.0
Cost of sales	885.3	929.6	-5	1,818.3
Distribution costs	1,241.3	1,017.5	22	2,448.7
Administrative expenses	703.4	585.0	20	1,317.9
PROFIT BEFORE RESEARCH COSTS	**2,120.5**	**2,260.1**	**-6**	**3,903.1**
Research and development costs	932.2	691.4	35	1,573.3
PROFIT BEFORE OTHER OPERATING ITEMS	**1,188.3**	**1,568.7**	**-24**	**2,329.8**
Other operating income/(expenses)	(3.5)	(6.6)	47	31.4
PROFIT FROM OPERATIONS	**1,184.8**	**1,562.1**	**-24**	**2,361.2**
Income from investments in associates	(2.3)	0.0		(0.8)
Financial items, net	(34.1)	(380.3)	91	(285.9)
PROFIT BEFORE TAX	**1,148.4**	**1,181.8**	**-3**	**2,074.5**
Tax on profit for the period	373.2	433.7	-14	805.1
PROFIT FOR THE PERIOD BEFORE MINORITY INTERESTS	**775.2**	**748.1**	**4**	**1,269.4**
Minority interests	0.3	(0.1)	-410	(0.1)
NET PROFIT FOR THE PERIOD	**775.5**	**748.0**	**4**	**1,269.3**
Earnings per share (EPS)	3.32	3.20		5.44

Appendix 2

BALANCE SHEET
at 30 June 2003

Group

ASSETS	30.6.2003 DKKm	30.6.2002 DKKm	31.12.2002 DKKm
Intangible assets	1,622.8	1,027.4	1,169.0
Property, plant and equipment	3,509.7	2,765.3	3,124.2
Investments	325.9	579.0	757.5
Total fixed assets	**5,458.4**	**4,371.7**	**5,050.7**
Inventories	1,142.9	857.3	1,052.3
Receivables	2,539.7	2,107.4	2,304.9
Other securities	1.0	0.2	473.2
Cash	670.0	850.4	388.2
Total current assets	**4,353.6**	**3,815.3**	**4,218.6**
Total assets	**9,812.0**	**8,187.0**	**9,269.3**
LIABILITIES AND EQUITY			
Share capital	1.168,7	1.165,5	1.168,7
Share premium	48,7	0,0	48,7
Reserve for treasury shares	0.0	0.0	0.0
Retained earnings	5,087.9	4,070.3	4,603.6
Equity	**6,305.3**	**5,235.8**	**5,821.0**
Minority interests	**0.1**	**0.0**	**0.4**
Provisions	**196.2**	**158.4**	**269.4**
Long-term debt	**389.1**	**49.7**	**42.7**
Bank and mortgage debt	99.7	72.3	196.7
Trade payables	641.6	730.6	934.3
Prepayments	1,406.5	1,132.5	1,050.2
Other payables	773.5	807.7	954.6
Short-term debt	**2,921.3**	**2,743.1**	**3,135.8**
Total debt	**3,310.4**	**2,792.8**	**3,178.5**
Total liabilities and equity	**9,812.0**	**8,187.0**	**9,269.3**

Appendix 3

CASH FLOW STATEMENT
for the six months ended 30 June 2003

Group

	1H 2003 DKKm	1H 2002 DKKm	2002 Full year DKKm
Cash flows from operating activities	778.3	450.6	1,275.3
Cash flows from investing activities	(953.5)	(331.3)	(1,186.5)
Cash flows from operating and investing activities	**(175.2)**	**119.3**	**88.8**
Cash flows from financing activities	(14.5)	(297.1)	(252.3)
Increase/(decrease) in cash and cash equivalents	**(189.7)**	**(177.8)**	**(163.5)**
Cash and cash equivalents at 1.1	861.4	1,031.4	1,031.4
Unrealised exchange differences for the period	(0.7)	(3.0)	(6.5)
Increase/(decrease) for the year	(189.7)	(177.8)	(163.5)
Cash and cash equivalents at 30.6	**671.0**	**850.6**	**861.4**

Interest-bearing net cash is composed as follows:

	1H 2003 DKKm	1H 2002 DKKm	2002 Full year DKKm
Cash and securities exclusive of treasury shares	671.0	850.6	861.4
Interest-bearing debt	(488.7)	(122.0)	(239.4)
Interest-bearing net cash at 30.6	**182.3**	**728.6**	**622.0**

Interim report for the first half of 2003

Lundbeck

Contents

Interim report
for the six months ended 30 June 2003

Today the Supervisory Board of H. Lundbeck A/S approved the company's interim report for the first half of 2003. Based on the financial results achieved in the first half of 2003, Lundbeck's Supervisory Board retains the growth targets announced for the 2003 financial year.

Highlights:

- Revenue rose 3% relative to the year-earlier period to DKK 4,951 million.
- At DKK 1,185 million, profit from operations was 24% lower than in the year-earlier period. This decrease was due to higher R&D costs and the expansion of Lundbeck's sales force implemented during the period.
- The company's financial items represented a net expense of DKK 34 million compared with a net expense of DKK 380 million in the same period of last year. The amount for 2003 includes a capital loss of DKK 67 million realised in connection with the company's divestment of its stake in Cephalon.
- Relative to the year-earlier period, profit before tax declined by 3% to DKK 1,148 million, while profit after tax and minority interests rose 4% to DKK 776 million.
- Sales of Cipramil® were DKK 2,344 million, which was 15% lower than in the same period of last year.
- Sales of Cipralex® amounted to DKK 195 million in the first half of 2003.
- Sales of Ebixa® amounted to DKK 78 million in the first half of 2003.
- Income from sales of Celexa™ in the USA was DKK 1,008 million compared with DKK 1,106 million in the same period of last year.
- Income from sales of Lexapro™ in the USA rose to DKK 825 million, a 99% increase over the same period of last year.
- The free cash flow fell from DKK 119 million in the first half of 2002 to DKK -175 million in the first half of 2003 as a result of an increase in net investments, primarily the acquisition of the US-based drug discovery company, Synaptic Pharmaceutical Corporation.

The company retains its forecasts for the 2003 financial year, expecting to launch Cipralex® in approximately 30 other countries by the year-end as announced most recently in connection with the interim report for the three months ended 31 March 2003. Accordingly, revenue is still expected to rise by approximately 10% compared with 2002, while profit from operations is still expected to rise by approximately 12% compared with 2002.

However, the Supervisory Board wishes to emphasise that the following events could affect Lundbeck's financial performance for the year:

- Increased competition from generic citalopram, including the timing of the launch as well as the extent of generic competition.
- Legal rulings concerning generic citalopram in two of Lundbeck's largest markets; Canada and the UK.
- Delays in the launch of Cipralex® and Ebixa® in large markets.
- Alliances, in-licensing agreements, purchase of technology, etc.

Furthermore, the Supervisory Board wishes to draw attention to the fact that growth in revenue – and not least in earnings – is not expected to materialise until in the final three months of the year.

Financial highlights and ratios from the consolidated financial statements (unaudited)

	1H 2003 DKKm	1H 2002 DKKm	Change in %	1H 2003 EURm *
Financial highlights				
Revenue	4,950.5	4,792.2	3	666.4
Profit from operations	1,184.8	1,562.1	-24	159.5
Financial items, net	(34.1)	(380.3)	91	(4.6)
Profit before tax	1,148.4	1,181.8	-3	154.6
Tax	373.2	433.7	-14	50.2
Profit for the period after minority interests	775.5	748.0	4	104.4
Equity	6,305.3	5,235.8	20	848.6
Total assets	9,812.0	8,187.0	20	1,320.6
Cash flows from operating and investing activities	(175.2)	119.3	-247	(23.6)
Ratios **				
Net profit ratio (%)	23.9	32.6	-27	23.9
Return on assets (%)	19.4	31.8	-39	19.4
R & D costs as a percentage of revenue	18.8	14.4	31	18.8
Return on equity (%)	12.8	15.0	-15	12.8
Solvency ratio (%)	64.3	64.0	0	64.3
Share data ***				
Earnings per share (EPS)	3.32	3.20	4	0.45
Cash flow per share	3.33	1.93	73	0.45
Net asset value per share	26.98	22.43	20	3.63
Market capitalisation (DKKm)	30,655	47,415	-35	4,126
Price / Earnings	39.53	63.48	-38	39.53
Price / Cash flow	39.39	105.40	-63	39.39
Price / Net asset value	4.86	9.07	-46	4.86

* Income statement items are translated into EUR at the average exchange rates during the period (1 January - 30 June 2003 rate 742.83). Balance sheet items are translated at the exchange rates at the balance sheet date (30 June 2003 rate 742.99).

** Financial ratios are calculated according to the Danish Society of Investment Professionals' "Recommendations & Ratios 1997" (4th rev. edition).

*** Comparative figures involving number of shares have been adjusted using an adjustment factor of 0.9986 to reflect the employee share issue in 2002.

Report

Lundbeck's revenue in the first six months of 2003 was in line with expectations, 3% up on the same period of last year.

At DKK 1,185 million, profit from operations in the first half of 2003 was 24% lower than in the year-earlier period. Lundbeck's total expenses, exclusive of financial items and tax, were DKK 3,766 million in the first half of, up 17% over the year-earlier period. The cost increase is primarily a reflection of higher research & development costs and higher distribution costs associated with the launch of Cipralex® and Ebixa®.

Generic competition intensified further in the first six months, and as a result of the various launches of generic citalopram, the Group has again in 2003 been and is currently involved in a number of injunction cases. Most of the injunction rulings were to Lundbeck's advantage, while others went against the company.

It is still Lundbeck's policy to defend its patents and other intellectual property rights energetically, although generic competition is expected to intensify further in 2003 and generic citalopram may be available in most European markets by the end of 2003.

The company retains its forecasts for the 2003 financial year as announced most recently in connection with the interim report for the three months ended 31 March 2003 dated 6 May 2003. Accordingly, revenue is still expected to rise by approximately 10% compared with 2002, while profit from operations is still expected to rise by approximately 12% compared with 2002.

However, the following events could affect Lundbeck's financial performance for the year:

- Increased competition from generic citalopram, including the timing of the launch as well as the extent of generic competition.
- Legal decisions concerning generic citalopram in two of Lundbeck's largest markets; Canada and the UK.
- Delays in the launch of Cipralex® and Ebixa® in large markets.
- Alliances, in-licensing agreements, purchase of technology, etc.

Furthermore, the Supervisory Board wishes to draw attention to the fact that growth in revenue – and not least in earnings – is not expected to materialise until in the final three months of the year.

Cipramil® / Cipralex®

Sales of Cipramil® were DKK 2,344 million in the first half of 2003, which was 15% lower than in the same period of last year. In the first half of 2002, Cipramil® sales were boosted by a very strong first quarter, particularly in the UK, due to stock building among distributors.

Generic competition continues, intensifying further since the first half of 2002, most notably in Australia, Denmark, Norway, Germany and Sweden.

During the first half of 2003, Cipralex® was launched in another 12 markets and is now available in Argentina, Austria, Belgium, Brazil, Bulgaria, Chile, Columbia, the Czech Republic, Denmark, Estonia, Finland, Ireland, Israel, Latvia, the Lebanon, Mexico, New Zealand, Norway, Sweden, Switzerland, Turkey and the UK. Cipralex® is expected to be launched in 30 other countries by the end of 2003.

In the markets where Cipralex® has already been launched, sales and marketing efforts have generally been very successful, with Cipralex® generating revenue of DKK 195 million in the first half of 2003.

In order to commence sales and marketing activities, the company regularly negotiates prices and subsidies with the authorities. The duration of these negotiations changes constantly and varies a great deal from one country to the next. As mentioned in the company's annual report for 2002 dated 10 March 2003, the management still expects that Cipralex® will contribute significantly to revenue and earnings in 2003, and as a result, postponing Cipralex® launches could make it difficult to meet the forecast of growth in revenue and earnings.

Celexa™ / Lexapro™

Lundbeck's income from sales of Celexa™ and Lexapro™ in the USA amounted to DKK 1,008 million (-9%) and DKK 825 million (+99%) in the first half of 2003 compared with the same period of last year. During the six months to 30 June 2003, Forest Laboratories, Inc. generated Celexa™ sales of USD 628 million, down from USD 665 million in the year-earlier period, and Lexapro™ sales of USD 333 million.

At 25 July 2003, Celexa™ and Lexapro™ held a combined market share of 24.4% of new prescriptions, with Lexapro™ alone commanding a market share of 13.9%. This makes Lexapro™ one of the most successful drug launches ever in the US market.

In spite of continued growth in market share in the USA, Forest experienced a drop in sales of Celexa™ and Lexapro™ from the first to the second quarter of 2003. This was due to smaller inventories at US distributors and weaker market growth in the second quarter. Lundbeck's expectations of the US market are in line with those expressed by Forest Laboratories, Inc. As a result, weaker than forecast growth in the SSRI market segment in the US could affect Lundbeck's forecasts of growth in revenue and earnings for 2003.

Ebixa®

Ebixa® was launched in Spain in March, and marketing of the drug will commence in France at the end of August. The marketing of Ebixa® is very important in France and Spain as these two countries represent a large share of the European market for drugs used to treat Alzheimer's disease. The launch is progressing very satisfactorily in Spain, with Ebixa® conquering 4.5% of the Alzheimer market over a period of only a few months.

Ebixa® is now available in Austria, Denmark, Finland, France, Germany, Greece, the Netherlands, Iceland, Ireland, Mexico, Norway, Slovenia, Spain, Sweden and the UK, and will be launched in 15 other countries by the end of 2003.

Sales of Ebixa® amounted to DKK 78 million in the first half of 2003.

Research & Development

On 19 June 2003, Lundbeck announced that it had initiated the first phase III clinical trial of our drug candidate gaboxadol for the treatment of insomnia. The study will evaluate the efficacy and safety of three doses of gaboxadol for the treatment of chronic insomnia in an out-patient setting in 650 adults with primary insomnia. The trial will be conducted at approximately 100 investigational sites in Europe and Canada.

The North American market currently accounts for approximately 75% of the global market value for drugs for treating sleep disorders. Lundbeck is therefore searching for a potential business partner with whom to develop, prepare an application for registration and market gaboxadol in the USA.

Events occurring after 30 June 2003

On 4 August 2003, the US health authorities (FDA) announced that the American company Ivax had filed a paragraph IV application concerning generic Lexapro™.

Lundbeck believes that it holds a strong compound patent for Lexapro™ and do not expect generic competition to Lexapro™ in the US until the patent expires, including a two-year patent extension, in 2011, at the earliest.

Financial review

Accounting policies

General:
Lundbeck presents its annual reports in accordance with the provisions of the Danish Financial Statements Act on reporting class D enterprises, International Financial Reporting Standards (IFRS), Danish accounting standards as well as the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements are presented in accordance with the IFRS standards and interpretations applicable to the financial year 2003.

The interim report for the six months to 30 June 2003 is presented in accordance with IAS 34 on interim financial reporting. The interim report contains less information than the annual report. It contains no notes to the financial statements but key information that is important to understand the business progress since 31 December 2002.

The information required according to IAS 34 has been included in the financial review, which is considered an integral part of the interim report.

The interim report includes only Group figures.

Segment information:
The company is only engaged in the business segment drugs for the treatment of illnesses of the central nervous system. Therefore, no segment information is provided in the interim report.

Revenue

Lundbeck's revenue amounted to DKK 4,951 million in the first half of 2003, which was an increase of 3% over the year-earlier period.

Lundbeck's sales of Cipramil® outside the USA were DKK 2,344 million in the first half of 2003, which was 15% lower than in same period of last year.

Sales of Cipralex® amounted to DKK 195 million in the first half of 2003.

In the first six months of 2003, Lundbeck's income from sales of Celexa™ in the USA amounted to DKK 1,008 million, corresponding to an decrease of 9% relative to the year-earlier period.

Lundbeck's income from sales of escitalopram – Lexapro™ – to Forest climbed 99% to DKK 825 million in the first half of 2003, up from DKK 414 million in the first six months of 2002.

According to Lundbeck's accounting policies, sales of both citalopram and escitalopram to Forest are recognised at the guaranteed minimum price at the time of delivery. At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements included in the contractually agreed royalty calculation. The difference between the invoiced price and the minimum price of Forest's inventories is recorded in the balance sheet as prepayments and does not affect Lundbeck's cash flows. The difference between the minimum price already recognised as income and the final calculated settling price is recognised as income. At the same time, the prepayment is reduced correspondingly.

The difference between the invoiced price and the minimum price of Forest's inventories was DKK 1,407 million at 30 June 2003 compared with DKK 1,133 at the end of June 2002 and DKK 1,050 at year-end 2002.

Sales of other antidepressants and antipsychotics totalled DKK 353 million in the first half-year, which was DKK 67 million lower than the year-earlier period.

Sales of Ebixa® amounted to DKK 78 million in the first half of 2003.

Lundbeck's other revenue in the first half of 2003 increased by DKK 52 million to DKK 148 million.

As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is included in the financial statements at the forward rates. The effect on the profit is DKK 192 million (DKK 43 million at 30 June 2002) compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect, DKK 191 million compared with DKK 36 million in the first half of 2002 stems from the hedging of USD. The latter amount has been added to income from sales of Celexa™ and Lexapro™.

Financial review

At 30 June 2003, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approximately DKK 4.5 billion. Of this amount, DKK 3.4 billion is accounted for as hedging contracts and DKK 1.1 billion as trading contracts. The average forward rates at 30 June 2003 were EUR 745.57 and USD 730.97. Deferred recognition of net currency gains amounted to DKK 196 million at 30 June 2003 against DKK 182 million at 30 June 2002 and DKK 211 million at 31 December 2002.

Expenses

Lundbeck's total expenses, exclusive of financial items and tax, were DKK 3,766 million in the first half of 2003, up 17% over the year-earlier period.

Cost of sales decreased by 5% to DKK 885 million. The lower level of costs was attributable to improved efficiency of in-house manufacturing processes, including substantial capacity utilisation at the company's synthesis factory at Seal Sands in the UK, leading to higher production volumes and lower cost of sales. Relative to the same period of last year, the higher production volumes have led to fewer purchases from external production partners.

Distribution costs were DKK 1,241 million, a 22% increase over the year-earlier period. The increase was triggered by substantial costs related to the launch of Cipralex® and Ebixa®, and investments in the international sales and marketing organisation in Europe and in new markets throughout 2002 also pushed up costs relative to the same period of last year.

Administrative expenses climbed 20% to DKK 703 million. The increase was primarily triggered by an ongoing expansion of the Group's IT and communications infrastructure. Amortisation charges following the implementation of the company's SAP system had a considerable impact on administrative expenses.

Research and development costs amounted to DKK 932 million in the first half of 2003, up 35% from DKK 691 million in the year-earlier period. The cost increase was triggered by a general increase in activity and the enlargement of Lundbeck's own R&D organisation for the completion of latestage projects as well as the acquisition of Synaptic. Most of the resources in the first half of 2003 were applied to completing phase II studies concerning bifeprunox for the treatment of schizophrenia, CEP 1347 for the treatment of Parkinson's disease and gaboxadol for the treatment of sleep disorders (including initiated phase III studies), and to commencing Cipralex® studies concerning new indications. In the first half of 2003, research and development costs amounted to 19% of revenue, as compared with 14% in the first half of of last year.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 254 million, up from DKK 180 million in the same period of last year. A major part of the increase in depreciation and amortisation charges is ascribable to amortisation commenced on the company's SAP-system, amortisation of goodwill and other intangible assets in connection with the Synaptic acquisition, and recent years' rising investment level.

Financial items

The net currency income relating to financial items amounted to DKK 42 million against a DKK 84 million expense in the same period of last year.

Under the chosen hedging principle, income and expenses related to financial instruments classified as hedging instruments and meeting the criteria for hedging future transactions are taken directly to equity and – on realisation of the hedged item – transferred from equity for inclusion in the same item as the hedged item. Profit from operations for the first half of 2003 was affected by a net currency income of DKK 192 million compared with a currency income of DKK 43 million in the year-earlier period.

Income and expenses relating to trading, i.e. instruments that do not meet the criteria for hedging, are recognised directly under financial items at market value. In the first half of 2003, the amount was an income of DKK 88 million compared with an income of DKK 17 million in the same period of last year.

Unrealised losses concerning other investments exclusive of exchange differences amounted to DKK 78 million in the first half of 2003 against an unrealised loss of DKK 302 million in the same period last year. Lundbeck's other investments were significantly reduced in the second quarter, following the divestment of the company's stake in Cephalon, Inc. The realised value adjustment at the sale of the Cephalon shares totalled an expense of DKK 67 million at 30 June 2003, including exchange differences, compared with a loss of DKK 299 million in the year-earlier period. Proceeds from the sale amounted to USD 41 million, corresponding to DKK 277 million. Lundbeck acquired 1 million shares in Cephalon at USD 12 per share in 1999 as part of a comprehensive research partnership. The total gain on the sale of the stake was DKK 192 million.

In the first half of 2003, the Group's net financial expense was DKK 34 million compared with a net expense of DKK 380 million in the same period of last year. Of this DKK 34 million net expense, DKK 2 million was attributable to net interest income.

Tax

The income tax expense at 30 June 2003 has been calculated at DKK 373 million, down from DKK 434 million in the same period of last year.

The effective tax rate was 32% at 30 June 2003 compared with 37% at the end of the first half of 2002.

Net profit for the period

At DKK 1,185 million, profit from operations in the first half of 2003 was 24% lower than in the year-earlier period.

Relative to the year-earlier period, profit before tax declined by 3% to DKK 1,148 million, while profit after tax and minority interests rose 4% to DKK 776 million.

Investments

Lundbeck's total net investments in the first half of 2003 amounted to DKK 954 million against DKK 331 million in the year-earlier period. The high investment level in the first half of 2003 primarily reflects the acquisition of the US-based drug discovery company, Synaptic Pharmaceutical Corporation. On 6 March 2003, Synaptic became a wholly owned subsidiary of H. Lundbeck A/S. The investment totalled DKK 851 million.

Net property, plant and equipment and intangible asset investments rose from DKK 315 million in the first half of 2002 to DKK 1,238 million in the first half of 2003. In addition to the Synaptic acquisition, Lundbeck primarily made investments to strengthen its research facilities, including new facilities for biological and toxicological research.

Other investments, net, totalled DKK -284 million in the first six months, compared with DKK 16 million in the same period of last year. On 2 June 2003, Lundbeck sold its stake in Cephalon, Inc. Proceeds from the sale amounted to USD 41 million, corresponding to DKK 277 million.

Cash flows

Lundbeck's operating activities generated a cash inflow of DKK 778 million in the first half of 2003 compared with an inflow of DKK 451 million in the year-earlier period.

Lundbeck's investing activities generated a cash outflow of DKK 954 million in the first half of 2003 compared with an outflow of DKK 331 million in the year-earlier period, owing to the Synaptic acquisition. Adjusted for the Synaptic acquisition, the effect of investing activities on the cash flows for the period was an outflow of DKK 211 million.

As a result of the increase in net investments, the free cash flow dropped from DKK 119 million at 30 June 2002 to DKK -175 million at 30 June 2003.

Lundbeck's financing activities generated a cash outflow of DKK 15 million in the first half of 2003 compared with an outflow of DKK 297 million in the year-earlier period.

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK 182 million at 30 June 2003 compared with DKK 728 million at the same time last year. In addition to interest-bearing net cash, Lundbeck has unutilised guaranteed credit facilities of DKK 2.7 billion.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Equity

Equity at 30 June 2003 increased to DKK 6,305 million from DKK 5,236 million at 30 June 2002 and DKK 5,821 million at 31 December 2002.

In the first half of 2003, return on equity was 12.8% compared with 15.0% in the same period of last year.

Incentive plans

In 1999, Lundbeck introduced a share option plan for the company's management and senior employees, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies. In addition, in 2002 a new option plan for senior and key employees was established as well as a share price based for employees of the foreign companies.

The Supervisory Board is not comprised by the share option plans.

Management share option plan (1999):
The company has authorisation to grant 2,000,000 options at DKK 5 each. At 30 June 2003, 1,920,364 options had been granted compared with 1,997,700 at 30 June 2002. The plan comprises 48 employees in Denmark and abroad.

Share price based plan for the employees of foreign companies (1999):
As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 454,375 shares at 30 June 2003.

Share option plan for key employees (2002):
The company has authorisation to grant 2,500,000 options at DKK 5 each. At 30 June 2003, 2,352,439 options had been granted compared with 2,431,000 at 30 June 2002. The plan comprises approximately 1,000 employees in Denmark and abroad.

Share price based plan for the employees of foreign companies (2002):
As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 362,100 shares at 30 June 2003.

Securing obligations relating to incentive plans:
The company purchased 2,740,000 treasury shares at a total cost of DKK 137.9 million to secure and implement the incentive plan.

The holding of treasury shares at 30 June 2003 totalled 2,348,251.

The option plan from March 2002 is secured by means of an option contract signed with Lundbeckfondens Investeringsselskab A/S (LFI A/S), which gives the company the right to buy to 2,500,000 shares from LFI A/S.

Changes in equity	**DKKm**
Equity 1 January 2003	**5,821**
Dividend paid for 2002	(263)
Additions 2003 – deferred gain on hedging contracts	208
Disposals 2003 – realised gain on hedged transactions transferred to the income statement and the balance sheet	(223)
Payments under share based plans	(7)
Value adjustments, associates	(13)
Tax on equity items relating to the period	6
Net profit for the period	776
Equity 30 June 2003	**6,305**

Accounting for incentive plans:
The liability relating to the incentive plans amounted to DKK 139 million at 30 June 2003 against DKK 256 million at 30 June 2002. The liability is not accounted for in the balance sheet. Disbursement relating to these plans are taken to equity.

The exercise period for the most recent option plan runs from 1 September 2003 until 1 September 2004. The liability has been calculated as if the options were exercisable at 30 June 2003.

The holding of treasury shares acquired partly to secure and fulfil the incentive plans has been deducted from equity. The market value at 30 June 2003 was DKK 308 million against DKK 488 million at 30 June 2002.

Lastly, there is the market of DKK 2 million value at 30 June 2003 for the share option purchased from LFI A/S. The market value of the purchased option has been calculated on the basis of the Black Scholes formula.

Number of employees
In the period 1 January - 30 June 2003, the average number of full-time employees was 5,332 compared with 4,271 employees in the same period last year. The rising number of employees reflects the expansion of Lundbeck's sales force and a general increase in production and R&D activities, including another 116 new employees in connection with the acquisition of Synaptic.

At the end of the first half of 2003, Lundbeck had 5,535 full-time employees, which is an increase of 931 over the end of the first half of 2002, an increase of 406 over year-end 2002 and 82 more than at the end of the first quarter of 2003.

Shareholders
LFI A/S, Vesteragervej 17, DK-2900 Hellerup, which is wholly owned by the Lundbeck Foundation, owned 73.39% of the company's share capital at 30 June 2003. On 21 May 2003, The Capital Group Companies, Inc. announced that it held 5.05% of the company's share capital.

Tentative dates for release of financial statements in 2003:

4 November 2003	Interim report for the nine months ended 30 September 2003

Announcements 2003

No	Date	Subject
103	19 June 2003	Gaboxadol in phase III clinical trial
102	2 June 2003	Lundbeck sells its stake in Cephalon but continues the successful R&D partnership
101	23 May 2003	Statement of shares in H. Lundbeck A/S held by insiders
100	6 May 2003	Interim report for the three months ended 31 March 2003
99	10 April 2003	Cipralex® superior to Paxil® in treating social anxiety disorder
98	9 April 2003	Synaptic to focus on CNS research
97	8 April 2003	The Annual General Meeting of H. Lundbeck A/S was held 8 April 2003 at Bella Center
96	3 April 2003	Statement of shares in H. Lundbeck A/S held by insiders
95	31 March 2003	Election of members to the Supervisory Board of H. Lundbeck A/S
94	26 March 2003	Successful completion of Rasagiline phase III clinical program
93	21 March 2003	Notice convening the Annual General Meeting 2003 in H. Lundbeck A/S
92	10 March 2003	Lundbeck to expand its Executive Board
91	10 March 2003	Announcement of results for the year ended 31 December 2002
90	6 March 2003	Synaptic Pharmaceuticals part of H. Lundbeck A/S
89	11 February 2003	Synaptic Pharmaceuticals' stockholders approve merger agreement with H. Lundbeck A/S
88	29 January 2003	Financial calendar 2003
87	6 January 2003	Lundbeck and Teva announce phase III trials did not demonstrate etilevodopa superiority over standard levodopa

Yours sincerely
H. Lundbeck A/S

Flemming Lindeløv
Chairman of the Supervisory Board

Erik Sprunk-Jansen
President & CEO

The forward-looking statements in this announcement reflect management's current expectations for certain future events and financial results. These statements are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Furthermore, some of these expectations are based on assumptions regarding future events which may prove incorrect.

For further information, please contact:

Hans Henrik Munch-Jensen, Executive Vice President & CFO,
tel +45 36 30 15 11, ext. 32660

Steen Juul Jensen, Director of Investor Relations & Corporate Reporting,
tel +45 36 43 30 06

Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the company's revenue was DKK 9.5 billion, and the number of employees approximately 5,500.

Income statement for the six months ended 30 June 2003

Group

	1H 2003 DKKm	1H 2002 DKKm	Change in %	2002 Full year DKKm
Revenue	4,950.5	4,792.2	3	9,488.0
Cost of sales	885.3	929.6	-5	1,818.3
Distribution costs	1,241.3	1,017.5	22	2,448.7
Administrative expenses	703.4	585.0	20	1,317.9
Profit before research costs	**2,120.5**	**2,260.1**	**-6**	**3,903.1**
Research and development costs	932.2	691.4	35	1,573.3
Profit before other operating items	**1,188.3**	**1,568.7**	**-24**	**2,329.8**
Other operating income/(expenses)	(3.5)	(6.6)	47	31.4
Profit from operations	**1,184.8**	**1,562.1**	**-24**	**2,361.2**
Income from investments in associates	(2.3)	0.0		(0.8)
Financial items, net	(34.1)	(380.3)	91	(285.9)
Profit before tax	**1,148.4**	**1,181.8**	**-3**	**2,074.5**
Tax on profit for the period	373.2	433.7	-14	805.1
Profit for the period before minority interests	775.2	748.1	4	1,269.4
Minority interests	0.3	(0.1)	-410	(0.1)
Net profit for the period	775.5	748.0	4	1,269.3
Earnings per share (EPS)	3.32	3.20		5.44

Balance sheet at 30 June 2003

Group

	30.6.2003 DKKm	30.6.2002 DKKm	31.12.2002 DKKm
Assets			
Intangible assets	1,622.8	1,027.4	1,169.0
Property, plant and equipment	3,509.7	2,765.3	3,124.2
Investments	325.9	579.0	757.5
Total fixed assets	**5,458.4**	**4,371.7**	**5,050.7**
Inventories	1,142.9	857.3	1,052.3
Receivables	2,539.7	2,107.4	2,304.9
Other securities	1.0	0.2	473.2
Cash	670.0	850.4	388.2
Total current assets	**4,353.6**	**3,815.3**	**4,218.6**
Total assets	9,812.0	8,187.0	9,269.3
Liabilities and equity			
Share capital	1.168,7	1.165,5	1.168,7
Share premium	48,7	0,0	48,7
Reserve for treasury shares	0.0	0.0	0.0
Retained earnings	5,087.9	4,070.3	4,603.6
Equity	**6,305.3**	**5,235.8**	**5,821.0**
Minority interests	0.1	0.0	0.4
Provisions	196.2	158.4	269.4
Long-term debt	389.1	49.7	42.7
Bank and mortgage debt	99.7	72.3	196.7
Trade payables	641.6	730.6	934.3
Prepayments	1,406.5	1,132.5	1,050.2
Other payables	773.5	807.7	954.6
Short-term debt	**2,921.3**	**2,743.1**	**3,135.8**
Total debt	**3,310.4**	**2,792.8**	**3,178.5**
Total liabilities and equity	**9,812.0**	**8,187.0**	**9,269.3**

Cash flow statement
for the six months ended 30 June 2003

Group

	1H 2003 DKKm	1H 2002 DKKm	2002 Full year DKKm
Cash flows from operating activities	778.3	450.6	1,275.3
Cash flows from investing activities	(953.5)	(331.3)	(1,186.5)
Cash flows from operating and investing activities	**(175.2)**	**119.3**	**88.8**
Cash flows from financing activities	(14.5)	(297.1)	(252.3)
Increase/(decrease) in cash and cash equivalents	**(189.7)**	**(177.8)**	**(163.5)**
Cash and cash equivalents at 1.1	861.4	1,031.4	1,031.4
Unrealised exchange differences for the period	(0.7)	(3.0)	(6.5)
Increase/(decrease) for the year	(189.7)	(177.8)	(163.5)
Cash and cash equivalents at 30.6	**671.0**	**850.6**	**861.4**

Interest-bearing net cash is composed as follows:

	1H 2003 DKKm	1H 2002 DKKm	2002 Full year DKKm
Cash and securities exclusive of treasury shares	671.0	850.6	861.4
Interest-bearing debt	(488.7)	(122.0)	(239.4)
Interest-bearing net cash at 30.6	**182.3**	**728.6**	**622.0**

Lundbeck's products

Antidepressants

Cipralex®/Lexapro™
(escitalopram)

Cipramil®/Seropram®/ Cipram®/Celexa®
(citalopram)

Deanxit®
(flupenthixol + melitracene)

Dixeran®
(melitracene)

Fluanxol®/Fluanxol® Mite
(0.25 mg, 0.50 mg, 1 mg)
(flupenthixol)

Noritren®/Nortrilen®/Sensaval®
(nortriptyline)

Saroten®/Sarotex®/Redomex®
(amitriptyline)

Tymelyt®
(lofepramine)

Antipsychotics

Buronil®/Bunil®
(melperone)

Cisordinol®/Clopixol®/Ciatyl-Z®
(zuclopenthixol)

Cisordinol® Depot/Clopixol® Depot/ Ciatyl-Z® Depot
(zuclopenthixol decanoate)

Cisordinol-Acutard®/ Clopixol-Acutard®/ Clopixol-Acuphase®/ Ciatyl-Z-Acuphase®
(zuclopenthixol acetate)

Fluanxol®/Depixol®
(flupenthixol)

Fluanxol® Depot/Depixol® Inj.
(cis(Z)-flupenthixol decanoate)

Truxal®/Truxaletten®
(chlorprothixene)

Anti-Alzheimer's products

Ebixa®
(memantine)

Anti-migraine products

Almogran®
(almotriptan)



H. Lundbeck A/S
Investor Relations
& Corporate Reporting
Ottiliavej 9
DK-2500 Valby

Tel: +45 3630 1311
Fax: +45 3630 1940
www.lundbeck.com
information@lundbeck.com
CVR No 56759913